Exhibit 1.1

SETTLEMENT AGREEMENT

This Settlement Agreement (“Agreement”) is entered into among the United States of America, acting through the United States Department of Justice and on behalf of the Office of Inspector General (OIG-HHS) of the Department of Health and Human Services (“HHS”) (collectively, the “United States”), CareCloud Health, Inc. f/k/a CareCloud Corporation (“CareCloud”), and Ada De La Vega (“Relator”) (hereafter collectively referred to as “the Parties”), through their authorized representatives.

RECITALS

A. CareCloud is a medical software company based in Miami, Florida that offers electronic health records (“EHR”) products and services, among other cloud-based offerings. CareCloud was founded in 2009 and was acquired by a MTBC, Inc., on January 8, 2020.

B. On October 13, 2017, Relator filed a qui tam action in the United States District Court for the Southern District of Florida captioned United States ex rel. Ada de la Vega vs. CareCloud Corporation, Albert Santalo and Ken Comee, Case No. 17-CV-23762-HUCK (the “the Civil Action”) pursuant to the qui tam provisions of the False Claims Act, 31 U.S.C. § 3730(b). In the Civil Action, Relator alleged a variety of misconduct by these Defendants, including causing the submission of false claims for federal incentive payments through the Medicare and Medicaid Electronic Health Records Incentive Program (also known as “Meaningful Use Programs”); causing the reporting of inaccurate information regarding Meaningful Use objectives and measures in attestations to the Centers for Medicare & Medicaid Services; and providing remuneration to certain individuals to recommend CareCloud’s prospective customers in violation of the Anti-Kickback Statute. The United States partially intervened in the Civil Action on _______________, 2021.

C. Under the Health Information Technology for Economic and Clinical Health Act (the “HITECH Act”), the Department of Health and Human Services (“HHS”) established the Meaningful Use incentive programs under Medicare and Medicaid for healthcare providers. With the passage of the Medicare Access and CHIP Reauthorization Act of 2015 (“MACRA”), Congress replaced the Medicare Meaningful Use program with the Merit-based Incentive Payment System (“MIPS”) for certain type of clinicians.

D. The United States contends that, between January 1, 2012 and March 31, 2017 CareCloud offered and provided, and agreed to provide, illegal remuneration, in cash and in kind, under the Meaningful Use and MIPS programs in order to generate sales of its EHR products and services, each in violation of the Anti-Kickback Statute, 42 U.S.C. §§ 1320(a)-7(b)(b). The United States contends that such violations of the Anti-Kickback Statute render claims false under the False Claims Act, 31 U.S.C. § 3729 et seq., and the common law. In particular, the United States contends:

i. Between January 1, 2012 and March 31, 2017, under its “Champions Program,” CareCloud offered and provided cash equivalent credits, cash bonuses and percentage success payments to existing clients to recommend its EHR products to prospective clients that would then use that same CareCloud EHR product to attest for federal incentive payments under the Meaningful Use and MIPS programs (the “unlawful, previous version of CareCloud’s ‘Champions Program’”).

ii. Participants in the unlawful, previous version of CareCloud’s Champions Program executed written agreements prohibiting them from providing negative information about CareCloud’s EHR products to prospective CareCloud clients to whom they were paid to serve as references.

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iii. Prospective CareCloud clients that were solicited in connection with the unlawful, previous version of CareCloud’s Champions Program were unaware of the renumeration CareCloud paid the participants in the unlawful, previous version of CareCloud’s Champions Program or that the information they received from participants in the unlawful, previous version of CareCloud’s Champions Program was limited pursuant to contractual agreement between CareCloud and the participants in the unlawful, previous version of CareCloud’s Champions Program.

The United States’ contentions as described in this Recital D, are referred to below as the “Covered Conduct.”

E. CareCloud discontinued the unlawful, previous version of the Champions Program.

F. This Agreement is neither an admission of liability by CareCloud nor a concession by the United States that its claims are not well founded. CareCloud denies the United States’ allegations in Paragraph D.

In consideration of the mutual promises and obligations of this Settlement Agreement, the Parties agree, and covenant as follows:

TERMS AND CONDITIONS

1. CareCloud shall pay to the United States $3,806,966.70 (the “Settlement Amount”). CareCloud shall pay the Settlement Amount no later than 10 calendar days after the Effective Date of this Agreement by electronic funds transfer pursuant to written instructions provided by the Office of the United States Attorney for the Southern District of Florida. Of the Settlement Amount, $1,464,217.96 is restitution to the United States.

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2. CareCloud shall pay to Relator $405,000.000 for attorneys’ fees, expenses and costs no later than 10 calendar days after the Effective Date of this Agreement by electronic funds transfer pursuant to written instructions provided by Relator.

3. Conditioned upon the United States receiving the Settlement Amount from CareCloud and as soon as feasibly possible after receipt, the United States shall pay $803,269.97 to Relator by electronic funds transfer (the “Relator’s Share”).

4. Subject to the exceptions in Paragraph 6 (concerning reserved claims) below, and upon the United States’ receipt of the Settlement Amount, the United States releases CareCloud, together with its current and former parent corporations; direct and indirect subdiaries; brother and sister corporations; divisions, current or former corporate owners; and the corporate successors and assigns of any of them, from any civil or administrative monetary claim the United States has for the Covered Conduct under the False Claims Act, 31 U.S.C. §§ 3729-3733; the Civil Monetary Penalties Law, 42 U.S.C. § 1320a-7a; the Program Fraud Civil Remedies Act, 31 U.S.C. §§ 3801-3812; or the common law theories of payment by mistake, unjust enrichment and fraud.

5. Subject to the exceptions in Paragraph 6 below, and upon (1) the United States’ receipt of the Settlement Amount and (2) Relator’s receipt of the payment referenced in Paragraph 2 above, Relator, for herself and for her heirs, successors, attorneys, agents, and assigns, releases CareCloud together with its current corporate parent; brother or sister corporations; affiliates, current and former officers, directors and employees; current or former corporate owners, including and as well as the Corporate Parent and the corporate successors and assigns of any of them, from all claims that the Relator has asserted, could have asserted, or may assert in the future against CareCloud, related to the Civil Action, including any civil monetary claim the Relator has on behalf of the United States for the Covered Conduct under the False Claims Act, 31 U.S.C. §§ 3729-3733.

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6. Notwithstanding the releases given in Paragraph 4 of this Agreement, or any other term of this Agreement, the following claims and rights of the United States are specifically reserved and are not released:

a.	Any liability arising under Title 26, U.S. Code (Internal Revenue Code);
b.	Any criminal liability;
c.	Except as explicitly stated in this Agreement, any administrative liability or enforcement right, including mandatory or permissive exclusion from Federal health care programs;
d.	Any liability to the United States (or its agencies) for any conduct other than the Covered Conduct;
e.	Any liability based upon obligations created by this Agreement;
f.	Any liability of individuals;
g.	Any liability for express or implied warranty claims or other claims for defective or deficient products or services, including quality of goods and services;
h.	Any liability for failure to deliver goods or services due;
i.	Any liability for personal injury or property damage or for other consequential damages arising from the Covered Conduct.

7. In consideration of the obligations of CareCloud in this Agreement, and conditioned up on full payment of the Settlement Amount by CareCloud, the United States agrees that it shall not require, impose or seek to have CareCloud enter into a Corporate Integrity Agreement as a result of the Covered Conduct. Additionally, the United States agrees to release and refrain from instituting, directing, or maintaining any administrative action seeking exclusion from Medicare, Medicaid, and other Federal health care programs (as defined in 42 U.S.C. § 1320a-7b(f) against CareCloud under 42 U.S.C. § 1320a-7a (Civil Monetary Penalties Law) or 42 U.S.C. § 1320a-7(b)(7) (permissive exclusion for fraud, kickbacks, and other prohibited activities) for the Covered Conduct, except as reserved in this Paragraph and in Paragraph 6 (concerning excluded claims), above.

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7. Relator and her heirs, successors, attorneys, agents, and assigns shall not object to this Agreement but agree and confirm that this Agreement is fair, adequate, and reasonable under all the circumstances, pursuant to 31 U.S.C. § 3730(c)(2)(B). Conditioned upon Relator’s receipt of the Relator’s Share, Relator and her heirs, successors, attorneys, agents and assigns fully and finally release, waive and forever discharge the United States, its agencies, officers, agents, employees and servants from any claims arising from the filing of or from the conduct alleged in the Civil Action, or under 31 U.S.C. § 3730(d) for expenses or attorneys’ fees and costs, and from any claims to a share of the proceeds of this Agreement and/or the Civil Action.

8. CareCloud waives and shall not assert any defenses it may have to any criminal prosecution or administrative action relating to the Covered Conduct that may be based in whole or in part on a contention that, under the Double Jeopardy Clause of in the Fifth Amendment of the Constitution, or under the Excessive Fines Clause of the Eighth Amendment of the Constitution, this Agreement bars a remedy sought in such criminal prosecution or administrative action.

9. CareCloud fully and finally releases the United States, its agencies, officers, agents, employees, and servants, from any claims (including attorneys’ fees, costs, and expenses of every kind and however denominated) that CareCloud has asserted, could have asserted, or may assert in the future against the United States, its agencies, officers, agents, employees, and servants, related to the Covered Conduct or the United States’ investigation or prosecution thereof.

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10. CareCloud on behalf of itself and its predecessors, successor, assigns, parents, investors and agents, as well as any of their past or present managers, directors, officers, employees, insurers, and attorneys, fully and finally releases the Relator and her heirs, successors, attorneys and agents from any claims (including attorneys’ fees, costs, and expenses of every kind and however denominated) that CareCloud has asserted, could have asserted, or may assert in the future against the Relator, related to the Civil Action and the Relator’s or the United States’ investigation and prosecution thereof.

11 The Settlement Amount shall not be decreased as a result of the denial of claims for payment now being withheld from payment by any Medicare contractor (e.g., Medicare Administrative Contractor, fiscal intermediary, carrier) or any state payer, related to the Covered Conduct; and CareCloud agrees not to resubmit to any Medicare contractor or any state payer any previously denied claims related to the Covered Conduct, agrees not to appeal any such denials of claims, and agrees to withdraw any such pending appeals.

12. CareCloud agrees to the following:

a. Unallowable Costs Defined: All costs (as defined in the Federal Acquisition Regulation, 48 C.F.R. § 31.205-47; and in Titles XVIII and XIX of the Social Security Act, 42 U.S.C. §§ 1395-1395lll and 1396-1396w-5; and the regulations and official program directives promulgated thereunder) incurred by or on behalf of CareCloud its present or former officers, directors, employees, shareholders, and agents in connection with:

(1)	the matters covered by this Agreement;
(2)	the United States’ audit(s) and civil and criminal investigation(s) of the matters covered by this Agreement;

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(3)	CareCloud’s investigation, defense, and corrective actions undertaken in response to the United States’ audit(s) and civil and any criminal investigation(s) in connection with the matters covered by this Agreement (including attorneys’ fees);
(4)	the negotiation and performance of this Agreement;
(5)	the payment CareCloud makes to the United States pursuant to this Agreement and any payments that CareCloud may make to Relator, including costs and attorneys’ fees are unallowable costs for government contracting purposes and under the Medicare Program, Medicaid Program, TRICARE Program, and Federal Employees Health Benefits Program (FEHBP) (hereinafter referred to as Unallowable Costs).

b. Future Treatment of Unallowable Costs: Unallowable Costs shall be separately determined and accounted for by CareCloud, and CareCloud shall not charge such Unallowable Costs directly or indirectly to any contracts with the United States or any State Medicaid program, or seek payment for such Unallowable Costs through any cost report, cost statement, information statement, or payment request submitted by CareCloud or any of its subsidiaries or affiliates to the Medicare, Medicaid, TRICARE, or FEHBP Programs.

c. Treatment of Unallowable Costs Previously Submitted for Payment: CareCloud further agrees that within 90 days of the Effective Date of this Agreement it shall identify to applicable Medicare and TRICARE fiscal intermediaries, carriers, and/or contractors, and Medicaid and FEHBP fiscal agents, any Unallowable Costs (as defined in this paragraph) included in payments that CareCloud previously sought from the United States, or any State Medicaid program, including, but not limited to, payments sought in any cost reports, cost statements, information reports, or payment requests already submitted by CareCloud or any of its subsidiaries or affiliates, and shall request, and agree, that such cost reports, cost statements, information reports, or payment requests, even if already settled, be adjusted to account for the effect of the inclusion of the Unallowable Costs. CareCloud agrees that the United States, at a minimum, shall be entitled to recoup from CareCloud any overpayment plus applicable interest and penalties as a result of the inclusion of such Unallowable Costs on previously-submitted cost reports, information reports, cost statements, or requests for payment.

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Any payments due after the adjustments have been made shall be paid to the United States pursuant to the direction of the Department of Justice and/or the affected agencies. The United States reserves its rights to disagree with any calculations submitted by CareCloud or any of its subsidiaries or affiliates on the effect of inclusion of Unallowable Costs (as defined in this paragraph) on CareCloud or any of its subsidiaries or affiliates’ cost reports, cost statements, or information reports.

d. Nothing in this Agreement shall constitute a waiver of the rights of the United States to audit, examine, or re-examine CareCloud’s books and records to determine that no Unallowable Costs have been claimed in accordance with the provisions of this paragraph.

13. CareCloud agrees to cooperate fully and truthfully with the United States’ investigation of individuals and entities not released in this Agreement. Upon reasonable notice, CareCloud shall encourage, and agrees not to impair, the cooperation of its directors, officers, and employees, and shall use its best efforts to make available, and encourage, the cooperation of former directors, officers, and employees for interviews and testimony, consistent with the rights and privileges of such individuals. CareCloud further agrees to furnish to the United States, upon request, complete and unredacted copies of all non-privileged documents, reports, memoranda of interviews, and records in its possession, custody, or control concerning any investigation of the Covered Conduct that it has undertaken, or that has been performed by another on its behalf.

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14. This Agreement is intended to be for the benefit of the Parties only. The Parties do not release any claims against any other person or entity, except to the extent provided for in Paragraph 15(waiver for beneficiaries paragraph), below.

15. CareCloud agrees that it waives and shall not seek payment for any of the health care billings covered by this Agreement from any health care beneficiaries or their parents, sponsors, legally responsible individuals, or third party payors based upon the claims defined as Covered Conduct. Notwithstanding the foregoing, nothing in this Agreement shall limit or prevent CareCloud from seeking payment or reimbursement for the Settlement Amount from other third parties including, but not limited to, commercial insurance carriers (excluding Medicare and Medicaid managed care organizations), banks, lenders, etc.

16. Upon receipt of the payment described in Paragraphs 1 , 2 & 3, above, the United States and Relator shall promptly sign and file in the Civil Action a Joint Stipulation of Dismissal with Prejudice of the Civil Action pursuant to Rule 41(a)(1) (the “Stipulation of Dismissal”).

17. Except as otherwise provided herein, each Party shall bear its own legal and other costs incurred in connection with this matter, including the preparation and performance of this Agreement.

18. Each party and signatory to this Agreement represents that it freely and voluntarily enters into this Agreement without any degree of duress or compulsion.

19. This Agreement is governed by the laws of the United States. The exclusive jurisdiction and venue for any dispute relating to this Agreement is the United States District Court for the Southern District of Florida. For purposes of construing this Agreement, this Agreement shall be deemed to have been drafted by all Parties to this Agreement and shall not, therefore, be construed against any Party for that reason in any subsequent dispute.

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20. This Agreement constitutes the complete agreement between the Parties. This Agreement may not be amended except by written consent of the Parties.

21. The undersigned counsel represent and warrant that they are fully authorized to execute this Agreement on behalf of the persons and entities indicated below.

22 This Agreement may be executed in counterparts, each of which constitutes an original and all of which constitute one and the same Agreement.

23. This Agreement is binding on CareCloud’s successors, transferees, heirs, and assigns.

24. This Agreement is binding on Relator’s successors, transferees, heirs, and assigns.

25. All Parties consent to the United States’ disclosure of this Agreement, and information about this Agreement, to the public.

26. This Agreement is effective on the date of signature of the last signatory to the Agreement (the “Effective Date” of this Agreement). Facsimiles and electronic transmissions of signatures shall constitute acceptable, binding signatures for purposes of this Agreement.

[Signatures on Following Pages]

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THE UNITED STATES OF AMERICA

DATED: 4/27/21	BY:	/s/ Matthew J. Feeley
MATTHEW J. FEELEY
Assistant United States Attorney
United States Attorney’s Office
Southern District of Florida

DATED: 04/27/2021	BY:	/s/ Lisa M. Re
LISA M. RE
Assistant Inspector General for Legal Affairs
Office of Counsel to the Inspector General
Office of Inspector General
United States Department of Health and Human Services

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DEFENDANT CARECLOUD HEALTH, INC. F/K/A CARECLOUD CORPORATION

DATED: 04/28/2021	BY:	/s/ Juan Molina
CareCloud Health, Inc. f/k/a
CareCloud Corporation

DATED: 4/28/2021	BY:	/s/ Susanne Calabrese
JOSEPH A. DEMARIA
SUSANNE CALABRESE
FOX ROTHSCHILD LLP
Counsel for CareCloud Health, Inc, f/k/a CareCloudCorporation

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RELATOR ADA DE LA VEGA

DATED: 04/26/2021	BY:	/s/ Ada de la Vega
ADA DE LA VEGA

DATED: April 26, 2021	BY:	/s/ Collette G. Matzzie
COLETTE G. MATZZIE
LARRY ZOGLIN
PHILLIPS & COHEN LLP
Counsel for Relator Ada De La Vega

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